Filed by: CONSOL Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.
Commission File Number: 001-13105

A Message from the CEO: An exciting next step in our journey – CONSOL Energy to combine with Arch Resources to Create Core Natural Resources

CONSOL and its predecessors have grown and evolved for 160 years as we strive to be the safest and most respected coal producer in the world. Today, we are taking another exciting step in this journey.

This morning, we announced that CONSOL has entered into a definitive agreement to combine with Arch Resources in a merger of equals to create Core Natural Resources. This transaction will join two proven teams and best-in-sector operating platforms to establish a premier North American natural resource company focused on global markets.

As an abundant, affordable, and dispatchable form of energy and a critical ingredient in the manufacturing of thousands of products essential to society’s infrastructure and our everyday lives, the need for coal is greater than ever. Together, we are accelerating the strategies we are pursuing to meet this demand and establish CONSOL as the go-to-company to fuel the future. This transaction demonstrates the confidence both our management team and Board have in the future of coal and our ability to lead the industry.

Core Natural Resources will be a leading producer and exporter of high-quality, low-cost coals with offerings ranging from metallurgical to high calorific value thermal coals. In addition to 11 mines, the combined company will have ownership interests in two export terminals on the U.S. Eastern seaboard along with strategic connectivity to ports on the West Coast and Gulf of Mexico. The potential to optimize this expanded export capacity and logistics capabilities is expected to enhance reliable, efficient coal delivery to our customers across the world – and strengthen our position at the forefront of the global energy market. Importantly, we will also maintain our enviable financial foundation and have the ability to continue to invest in innovation and market expansion, such as the exciting initiatives that we have underway to develop new opportunities in the coal-to-products and carbon management arenas.

We believe this is a compelling combination that creates substantial benefits for all our stakeholders, including CONSOL’s employees, particularly given the new career growth and development opportunities that will be available over time as part of an even larger, more diverse organization. In many areas still, we will continue to operate much like we do today. For example, Arch shares our core values: safety, compliance, and continuous improvement. In fact, like CONSOL, Arch has among the best safety records and lowest incident rates in the mining industry and a strong focus on environmental stewardship. The core values that guide us now will continue to guide our company after the merger closes.

We will also maintain a strong workforce at all of our mines and operations, with Core Natural Resources’ headquarters staying in Canonsburg, Pennsylvania, and we will maintain a presence in St. Louis. I will serve as Executive Chairman of the Core Natural Resources Board of Directors, and Paul Lang, Chief Executive Officer of Arch, will serve as CEO. In addition, Mitesh Thakkar, CONSOL’s President and Chief Financial Officer, will serve as Core Natural Resources’ President and CFO. George Schuller Jr., Arch’s Chief Operating Officer, Bob Braithwaite, CONSOL’s Senior VP of Marketing, and Deck Slone, Arch’s Senior VP of Strategy, will each serve in the same capacity at Core Natural Resources.

While our announcement is a significant milestone, it is just the first step toward bringing the companies together. There is some time before the merger is complete, which we expect to occur by the end of the first quarter of 2025, subject to approval by both companies’ stockholders, regulatory approvals, and the satisfaction of other customary closing conditions. Until then, CONSOL and Arch remain separate companies, and we will continue operating as usual. Additionally, to assist in answering any immediate questions you may have, we have also attached an FAQ to this email which will be posted to our intranet as well. It’s crucial that we remain focused on working safely and executing on our operating and financial priorities.

In closing, I want to extend my sincere gratitude for all of your contributions to CONSOL, which have enabled us to get us to this point. I am thrilled for the future and everything we will accomplish together with Arch.

Jimmy

Note: Given today’s news, there is likely to be increased interest in the Company from the media and others. Consistent with company policy, if anyone outside of our company, including members of the media reach out to you, please direct them to Erica Fisher at ericafisher@consolenergy.com.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Arch and CONSOL and that will also constitute a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March  19, 2024; and the Forms 4 filed by Pamela Butcher on March  13, 2024, March  18, 2024 and June  17, 2024, James Chapman on March  11, 2024, Paul Demzik on March  5, 2024, John Eaves on March  8, 2024, Patrick Kriegshauser on March  18, 2024 and June  17, 2024, Holly Koeppel on March  18, 2024 and June  17, 2024, Richard Navarre on March  18, 2024, and June  17, 2024, George John Schuller on March  21, 2024, Peifang Zhang on March  18, 2024 and June  17, 2024 and John Ziegler on March 8, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May  24, 2024 and July  1, 2024, John Mills on May  9, 2024, Cassandra Chia-Wei Pan on May  9, 2024, Valli Perera on May  9, 2024, Joseph Platt on May  9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.

Non-GAAP Financial Information

This communication may include certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended. These non-GAAP financial measures are included in this communication as the management of CONSOL and Arch believe such measures are useful to investors in evaluating the companies’ operating performance. CONSOL and Arch may use different methods for calculating these non-GAAP financial measures. These non-GAAP financial measures are not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP by each of CONSOL and Arch in their filings with the SEC.